Exhibit 4.20

Exhibit 4.20

Lawrence Dickinson Group Secretary 30 September 2004 Mr Leigh Clifford Detail Omitted	54 Lombard Street London EC3P 3AH Tel 020 7699 2454 Fax 020 7699 3690 lawrence.dickinson@barclays.co.uk

Dear Leigh

I am writing to you about your appointment as a Director of Barclays PLC and Barclays Bank PLC with effect from 1 October 2004.

1.	Fees

As a Non-Executive Director you will receive a fee of £50,000 per annum, payable monthly in arrears by direct credit into your nominated bank account. In the event that you hold office for part of the year the fees shall be pro-rated accordingly on the basis of one twelfth for each complete or part month served. £20,000 of this fee, after tax and national insurance, will be used to purchase Barclays PLC shares twice per year, in February and August. These shares will be held on your behalf until you leave the Board. Any reasonable out of pocket expenses that you incur in performing your duties as a Director (travelling expenses in attending Board meetings etc) will be reimbursed in accordance with our standard expenses policy. The Board (with the Non-Executive Directors abstaining) reviews the level of fees paid to Non-Executive Directors annually.

2.	Terms of Your Appointment

The Directors, rather than the shareholders in general meeting, have appointed you to the Boards of Barclays PLC and Barclays Bank PLC. As a consequence, you are required to seek re-election at the Barclays PLC Annual General Meeting on 28 April 2005. As with all of the directors, you will then normally be required to seek re-election at least every three years.

Your initial term of office will be for up to six years. On or before the sixth anniversary of your appointment we will agree with you whether it is appropriate for you to continue for up to another three years. In addition, you will also have an annual review with the Chairman of your performance as a non-executive director. The Board has also adopted a formal system of self-evaluation, which is carried out on an annual basis.

Your appointment as a Non-Executive Director may be terminated by us on six months notice (or immediately on payment of six months fees in lieu of notice) but would automatically terminate without any entitlement to notice or payment if the Barclays PLC shareholders do not re-elect you whenever you

Barclays PLC Registered in England. Registered No: 48839. Registered Office: 54 Lombard Street. London EC3P 3AH

stand for re-election and/or if you are removed from office by the shareholders. The Board shall also reserve the right to reconsider your appointment as a Director and therefore to terminate your appointment forthwith should there be any material change to your personal circumstances that the Board believes may affect your appointment as a Director of Barclays PLC and Barclays Bank PLC. A material change shall include, but not be limited to, the following:

•	Where you resign, retire or are removed from office from any of your other external appointments (including, but not limited to, any other directorships).

•	Where you are appointed to any other company, corporate body or other entity (internal or external), which has not been agreed in advance with the Chairman.

•	Where an incident occurs, which the Board considers could adversely affect the reputation of the Group.

Where such a material change occurs, you must inform the Chairman as soon as possible.

Should you wish to resign your appointment, you are required to give us not less than six months notice.

3.	Role

Attached to this letter is a role profile for non-executive directors, which has been agreed by the Board. The Board may change this role profile from time to time and the role profile as amended shall, once notified to you, be deemed to form part of this letter in place of the document attached.

4.	Time Commitment

The Board normally meets formally 10 times a year, including a full day strategy session in November, and will otherwise meet on an ad-hoc basis as required. Directors are also expected to attend the Barclays AGM, which is held at the end of April each year, and be available afterwards to meet with and answer the questions of shareholders.

Directors are expected to attend each meeting of the Board, including those called on an ad-hoc basis to discuss urgent matters, and to set aside sufficient time to consider the papers in respect of those meetings which are normally sent to Directors in the week prior to the meeting. On average, we would expect Board matters to take approximately 20-25 working days of your time per annum, not including any membership of Board Committees.

5.	Directors Share Qualification

Under our Articles of Association, you will be required to hold £500 in nominal value (2,000 ordinary shares of 25p each) of Barclays shares within two months of your appointment (on or before 30 November 2004). If you would like any assistance in buying these shares please speak to me. If you already hold Barclays shares, please let me know as soon as possible so that we can update the statutory register of Directors’ interests and make the necessary announcement under the UKLA’s Listing Rules.

6.	Induction and support

Your induction programme has recently started and will be continuing. Ongoing training and briefings on particular topics will be made available at your request. The services of the Group Secretary and the Group Corporate Secretariat are available to assist you with both day-to-day and specific matters in your role as a director of Barclays. Also, should you feel that there maybe implications for you personally in carrying out the duties of your directorship, you may seek independent advice on any matter, at the Group’s expense.

7.	Indemnity

I confirm that you can rely on the indemnity contained in Article 160 of Barclays’ Articles of Association. In outline, the effect of that Article (as restricted by relevant statutory provisions) is to provide an indemnity in respect of certain liabilities incurred by you in the execution of your duties, provided that the liability does not arise by virtue of your negligence, default, breach of duty or breach of trust in relation to the Bank. A copy of the indemnity wording is attached to this letter. The indemnity is of course in addition to any other protection available to you by virtue of provisions of statute, common law or indeed any specific contract.

8.	Top 15 shareholders

We are offering our top 15 shareholders the opportunity to meet with you, in line with corporate governance best practice as set out in the Combined Code. I will of course advise you if any shareholders ask to take up this offer although I would not expect this based on previous experience.

I should be grateful if you would confirm receipt of this letter, and your acceptance of the conditional appointments as set out, by signing and returning the enclosed copy. I am available at any time to provide any information you may need.

Yours sincerely

Lawrence Dickinson
Group Secretary

I agree to the terms and conditions of my appointment as set out in this letter.

Signed:	(Leigh Clifford)

Date:

ROLE OF NON-EXECUTIVE DIRECTORS

The Board is responsible to shareholders for creating and delivering sustainable shareholder value through the management of the Group’s business. It should therefore determine the objectives and policies of the Group to deliver such long-term value, providing overall strategic direction within a framework of rewards, incentives and controls. It is important that the Board strikes the appropriate balance between promoting long-term growth and shorter-term interests.

A key area is the Board’s responsibility to maintain a system of internal control which provides reasonable assurance of effective and efficient operations, internal financial control and compliance with law and regulation. Regard must be had to what is appropriate for the Group’s businesses, the materiality of the financial risks inherent in the businesses and the relative costs and benefits of implementing specific controls.

The Board is also the decision making body for all other matters of such importance as to be of significance to the Group as a whole because of their financial or reputational implications or consequences. To enable it to make decisions effectively, Board members must be advisers, questioners and problem-solvers and must actively participate in a decision-making role to ensure the overall success of the Group.

Non-executive Directors complement the skills and experience of the executive Board team and the Executive Directors’ detailed knowledge of the business, generally being more involved in formulating policies and taking high level decisions on the recommendation of the Executive Directors. In particular, they add value by bringing to bear on an impartial basis a different range of knowledge, experience and insight from other industries, including those which may conduct related activities, provided that these do not lead to a conflict for the Directors concerned. Non-executive Directors also have a role in monitoring that decisions conform to agreed policy.

Under English Law, Non-executive Directors share the same responsibilities and are subject to the same legal constraints as Executive Directors. The key duties of Directors include:

a)	at all times acting not only in good faith and honesty but also in the company’s best interests and not for any ulterior purpose or to benefit themselves or others at the company’s expense;
b)	avoiding a conflict of interest between their personal interests and their duties to the company;
c)	exercising reasonable skill and care in carrying out their duties commensurate with their knowledge and experience;
d)	having regard to the interests of employees; and
e)	ensuring that the company does everything that is required of it by law and regulation e.g. ensuring the preparation of accounts which give a true and fair view of the state of affairs of the Group at the end of each financial year.

Directors of Barclays PLC and Barclays Bank PLC owe both fiduciary duties and also general duties of skill and care to each of those companies as a whole. In fulfilling their responsibilities, Directors may take independent professional advice at the expense of the Group. This may be arranged directly by the Directors but it is normally appropriate for independent advice to be arranged in the first instance through the Group Secretary.

Non-executive Directors are also responsible for carrying out the controlled function of a Non-executive Director as defined by the Financial Services and Markets Act 2000.

Group Corporate Secretariat

FORM OF INDEMNITY WORDING

(Extracted from Article 160 of the Barclays PLC Articles of Association)

Indemnity and insurance for directors and other officers

160 (a)

Subject to the provisions of the statutes, but without prejudice to any indemnity to which he or she may otherwise be entitled, every director, other officer and auditor of the company and every former director, other former officer and former auditor of the company shall be indemnified out of the assets of the company against any liability, loss or expenditure incurred by him or her in the actual or purported execution and/or discharge of his or her duties and/or the exercise or purported exercise of his or her powers and/or otherwise in relation to or in connection with his or her duties, powers or office including (without prejudice to the foregoing) any liability incurred by him or her in defending any proceedings, whether civil or criminal, which relate to anything done or omitted to be done or alleged to have been done or omitted to be done by him or her as a director, officer or auditor of the company and in which judgment is given in his or her favour or in which he or she is acquitted or which are otherwise disposed of without any finding or admission of guilt or breach of duty on his or her part or incurred in connection with any application in which relief is granted to him or her by the court from liability in respect of any such act or omission or from liability to pay any amount in respect of shares acquired by a nominee of the company.

(b)

To the extent permitted by the statutes, the board may arrange and maintain insurance cover at the cost of the company in respect of any liability, loss or expenditure incurred by any director, other officer or auditor of the company in relation to anything done or alleged to have been done or omitted to be done by him or her as a director, officer or auditor.